EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-102089, 333-102091, 333-64193, 333-90361, and 333-140108 on Form S-8, No. 333-109116 and 333-140175 on Form S-3 and No. 333-90597 on Form S-4 of our reports dated June 25, 2007, relating to the financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standard No. 123(R), Share Based Payment, as discussed in Note 13), and financial statement schedule of School Specialty, Inc., and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of School Specialty, Inc. for the year ended April 28, 2007.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
June 25, 2007